SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Defines the Trusted Record for AI-Enabled Public Safety at APCO 2026, dated August 3, 2026

99.2 NiCE Publishes 2025 Environmental, Social and Governance (ESG) Report, Demonstrating Commitment to Innovation and Sustainability, dated August 10, 2026

99.3 Currys Transforms Customer Engagement with NiCE, Driving Higher NPS and Faster Resolution, dated August 12, 2026

99.4 Bluecrest Transforms Healthcare Experience with NiCE Copilot, Delivering 94% Call Answer Rate Improvements, dated August 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: September 9, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Defines the Trusted Record for AI-Enabled Public Safety at APCO 2026, dated August 3, 2026

99.2 NiCE Publishes 2025 Environmental, Social and Governance (ESG) Report, Demonstrating Commitment to Innovation and Sustainability, dated August 10, 2026

99.3 Currys Transforms Customer Engagement with NiCE, Driving Higher NPS and Faster Resolution, dated August 12, 2026

99.4 Bluecrest Transforms Healthcare Experience with NiCE Copilot, Delivering 94% Call Answer Rate Improvements, dated August 18, 2026